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                               November 18, 2021

       Dennis Ryan
       Chief Financial Officer
       FS Development Corp. II
       900 Larkspur Landing Circle, Suite 150
       Larkspur, CA 94939

                                                        Re: FS Development
Corp. II
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            File No. 333-258442
                                                            Filed November 17,
2021

       Dear Mr. Ryan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement filed on Form S-4

       Certain Relationships and Third Party Transactions
       Convertible Notes, page 276

   1. We note your disclosure here as well as elsewhere throughout the registration statement that Pardes
has entered into a convertible note purchase agreement with certain entities affiliated
with the sponsor as well as with your officers and directors pursuant to which up to $25.0
million of convertible notes may be sold by Pardes. We also note that as of November 15,
2021, stockholders of Pardes affiliated with you and the sponsor have purchased $10.0 million
in convertible notes. Please file the convertible note purchase agreement as an exhibit
to the registration statement, or, in the alternative, please tell us why you believe that
you are not required to file the agreement. Refer to Item 601(b)(10)
                                                        of Regulation S-K.
 Dennis Ryan
FS Development Corp. II
November 18, 2021
Page 2
FS Development Corp. II Notes to Unaudited Condensed Consolidated Financial Statements
Note 2 - Basis of Presentation and Summary of Significant Accounting Policies, Revision to
Previously Reported Financial Statements, page F-10

2. Please explain why the revision for the misclassification of the Class A common stock in previously reported financial statements will be treated prospectively as described on page
      F-10. Include a SAB 99 analysis supporting your conclusion that the error is not material to your financial statements.
        You may contact Kristin Lochhead at (202) 551-3664 or Terence O'Brien at (202) 551-
3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at (202) 551-4511 or Suzanne Hayes at
(202) 551-3675
with any other questions.



                                                           Sincerely,
FirstName LastNameDennis Ryan
                                                           Division of
Corporation Finance
Comapany NameFS Development Corp. II
                                                           Office of Life
Sciences
November 18, 2021 Page 2
cc:       Joel Rubinstein
FirstName LastName